Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                           Date: January 4, 2006

On January 4, 2006, New York Stock Exchange, Inc. issued the following news release:

                                      * * *


                         NYSE INAUGURAL "SEATS" AUCTION
         PRODUCES 1,274 TRADING LICENSES AT ANNUAL PRICE OF $49,290 EACH

     o Trading Licenses give Member Organizations direct access to NYSE Market following close of NYSE/Archipelago merger o Number of licenses exceeds currently active seats used for trading on floor o Minimum bid accepted to maximize trading participation and access to liquidity by Member Organizations o Auction generates more than $60 million in annualized new revenue for future NYSE Group, Inc.

New York, Jan. 4 - "We were very pleased with the results of the NYSE's inaugural SEATS auction, and the response from our Member Organizations was extremely positive," said NYSE CEO John A. Thain. "Our goal was to create a fair, equitable and transparent system that would reflect the value of the license to directly access the world's highest-quality and most liquid equity capital market. It's also a way for the Exchange to generate revenue that supports our business growth."
         The New York Stock Exchange's inaugural "SEATS" (Stock Exchange Auction Trading System) auction produced 1,274 successful bids by Member Organizations for trading licenses at an annual price of $49,290 each, the minimum bid accepted by the Exchange in order to maximize participation and access to the NYSE's outstanding pool of liquidity for the world's leading companies. The number of trading licenses sold exceeds the current number of seats actively being used for trading in the NYSE Market today. The licenses will become valid following the close of the Exchange's merger with Archipelago Holdings, Inc. (PCX:AX) which is expected later this quarter.
         The actual price for 2006 trading licenses will be pro-rated for the amount of time remaining in the year at the closing of the merger. The Exchange will allow Member Organizations that wish to purchase trading licenses following the auction to do so throughout the year at a pro-rated annual rate of $54,219, which is 10% above the auction price, until 1,366 licenses have been issued.
         The SEATS auction, a modified Dutch auction, required Member Organizations to submit bids before 12 noon on Tuesday, January 3 for the right to directly access the post-merger NYSE Market. Bidders had the option of submitting "market bids" to guarantee acquisition of a trading license at the clearing price or "priced bids" which helped establish the fair value of the 2006 trading license.

         For the 2006 SEATS auction, the NYSE established a maximum bid price for each trading license of $73,935, which is a 20% premium to the average annual lease price for seat leases commenced during the six-month period ending October 30, 2005, and the $49,290 minimum bid price which corresponds to a 20% discount to the average annual lease price for leases commenced during the same period. The Exchange expects to generate over $60 million in new revenue on an annualized basis from the sale of trading licenses, adding to the diversification of its income.
         The NYSE/Archipelago merger, the largest ever among stock exchanges, will join into a single company the world's largest equities market and the first open, all-electronic stock market in the United States. The newly created NYSE Group will be a leading, global multi-product marketplace positioned for future growth, value creation and competitive positioning on a worldwide basis.
         The NYSE's public website provides complete descriptions of the trading-license process at www.nyse.com/tradinglicense.

                           NYSE TRADING LICENSE FACTS
o Each trading license will entitle its Member organization holder to physical and electronic access to the NYSE trading facilities, subject to limitations and requirements specified in Exchange rules.
o Only Member Organizations in good standing are permitted to obtain trading licenses.
o Each trading license will include the right to designate an individual who may represent the Member Organization on the NYSE trading floor, subject to approval by NYSE Regulation.
o Trading licenses are generally non-transferable, although a Member Organization, with Exchange approval, may transfer a trading license to a qualified and approved Member Organization that is an affiliate or a successor to the Member Organization.
o A Member Organization may surrender a trading license prior to the expiration of its term in accordance with applicable rules--which require payment of a penalty equivalent to one month's installment of the trading-license fee.
o To maximize equal access to trading licenses, the NYSE limited the number of trading licenses that may be bid for by a single Member Organization to the greater of 35 and 125% of the number of seats utilized by the Member Organization in its business immediately prior to the auction.


CONTACT:  Rich Adamonis, 212-656-2140, radamonis@nyse.com


                                      # # #

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.


NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.


The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.


Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.